John D. Hogoboom Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2382 F 973 597 2383 jhogoboom@lowenstein.com

April 18, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           DARA BioSciences, Inc.
Registration Statement on Form S-1
Filed December 23, 2013
File No. 333-193054

Ladies and Gentlemen:

On behalf of DARA BioSciences, Inc. (the “Company”), we are hereby responding to the letter, dated January 3, 2014 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on December 23, 2013 (the “Registration Statement”).  In response to the Comment Letter and to update certain information in the Registration Statement, the Company is today filing Amendment No. 1 to the Registration Statement with the Commission (the “Amendment”).

For ease of reference, set forth below is the comment of the Staff with respect to the Registration Statement, as reflected in the Comment Letter.  The Company’s response is set forth below such comment.  Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Executive Compensation

1. Please amend your registration statement to include the required executive compensation disclosure for the most recently completed fiscal year.  Please specifically include the 2013 as well as 2012 data in the summary compensation table and include all other updated compensation tables, narrative disclosure, and any other information required by Item 402 of Regulation S-K.

April 18, 2014

Response:
The Amendment incorporates by reference into the Registration Statement, among other filings, the Company’s (1) Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on February 4, 2014 and (2) Definitive Proxy Statement on Schedule 14A filed with the Commission on April 9, 2014 with respect to the Company’s 2014 Annual Meeting of Stockholders, each of which documents includes all disclosures required pursuant to Item 402 of Regulation S-K with respect to the Company’s 2013 and 2012 executive compensation.

The Amendment also includes certain updates including in respect of the proposed offering.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2382.

Very truly yours,

/s/ John D. Hogoboom
John D. Hogoboom

cc:  David J. Drutz, M.D.